UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: September 30, 2023

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

(445) 200-5650

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Lighthouse Life Capital, LLC, a Delaware limited liability company, contains certain forward looking statements that are subject to various risks and uncertainties. Forward looking statements are generally identifiable by use of forward looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward- looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this annual report, including those set forth below.

When considering forward looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. Readers are cautioned not to place undue reliance on any of these forward looking statements, which reflect our views as of the date of this annual report. The matters summarized below and elsewhere in this annual report could cause our actual results and performance to differ materially from those set forth or anticipated in forward looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward looking statements after the date of this annual report, whether as a result of new information, future events or otherwise

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to Lighthouse Life Capital, LLC, a Delaware limited liability company. References to a “Lawful Policyowner” refer to the owner of a life insurance policy obtained in accordance with applicable laws and the terms of the life insurance policy through (a) the initial purchase of the policy by persons with insurable interest in the individual insured under the policy, or (b) the acquisition of a policy through the assignment, bequest, gift, sale or other transfer executed under the terms of the policy, including but not necessarily limited to the contract’s assignment, change of ownership, and/or change of beneficiary clauses. References to a “Lawful Purchaser” refer to purchaser of a life insurance policy from a Lawful Policyowner in accordance with applicable laws and the terms of the policy.

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Item 1. Business General

Lighthouse Life Capital, LLC, a Delaware limited liability company, was formed on July 8, 2020, to continue and grow the business of our predecessor, to originate and acquire life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. In addition to other sources of revenue described below, our company, through its subsidiaries, receives fees from purchasers and/or a share of purchasers’ profits on the acquired policies (above a certain target return threshold) in exchange for our company’s services.

A life settlement is the sale of a life insurance policy by the Lawful Policyowner to a Lawful Purchaser of the policy; this includes the sale of life insurance policies insuring the lives of individuals who have been diagnosed as terminally ill or chronically ill, also known as viatical settlements. The life settlement asset class and the returns generated by the origination, acquisition, sale and/or maturity of life insurance policies are generally uncorrelated to traditional asset classes (stocks, bonds, real estate and commodities). As such, life settlements have been utilized to diversify portfolios and generate non-correlated yield.

We generate substantially all of our revenues through our wholly owned subsidiaries, Lighthouse Life Solutions, LLC (“Lighthouse Life Solutions”) and Lighthouse Life Direct, LLC (“Lighthouse Life Direct”). We acquired Lighthouse Life Solutions and Lighthouse Life Direct from our sole member, LHL Strategies, Inc. (“LHLS”) on July 8, 2020. The combined operations of Lighthouse Life Solutions and Lighthouse Life Direct are considered our predecessor.

Through Lighthouse Life Solutions, the company originates and acquires life insurance policies from Lawful Policyowners for the benefit of purchasers. We employ a single- brand marketing strategy to market and advertise life settlements (a) to a wide range of financial professionals, such as insurance producers and financial advisors and (b) directly to life insurance policyowners and others through Lighthouse Life Direct.

Our company, through Lighthouse Life Solutions, is an originator of life insurance policies. Lighthouse Life Solutions is currently a licensed buyer of policies, known as a life settlement provider, in 32 states. In states we are not licensed, Lighthouse Life Solutions has relationships with other licensed entities for the origination and purchase of life insurance policies, which expands our ability to originate life insurance policies to additional states. Eight states do not require a license to originate and/or acquire life insurance policies. In total, we currently can engage in the origination and/or acquisition of life insurance policies in 43 states, plus the District of Columbia, in which approximately 97 percent of the US population resides. Lighthouse Life Solutions expects to continue to apply for and obtain additional life settlement provider licenses in the future.

Lighthouse Life Solutions receives potential life settlement opportunities from several sources, including:

•	Lighthouse Life Direct, our advertising company, which engages in a full- range of direct -to consumer marketing and advertising to life insurance policyowners and others; and

•	Financial professionals (i.e. insurance producers and financial advisors) through the Lighthouse Life Settlement Advisor Program;

•	Intermediaries, including licensed life settlement brokers and life settlement providers.

We filed an offering statement on Form 1-A, with the United States Securities and Exchange Commission, or the SEC, on December 4, 2020 (the “Initial Offering Statement”), which Initial Offering Statement was qualified by the SEC on December 30, 2020 and subsequently re-qualified following the filing of post-qualification amendments on February 1, 2022 and January 9, 2023. Pursuant to the Initial Offering Statement, we offered a maximum of $50 million in the aggregate of 8.5% senior beacon bonds (the “Class A Bonds”) and 6.5% senior beacon bonds (the “Class B Bonds”), (collectively, the “Initial Bonds”).  We commenced sales of the Initial Bonds in February 2021 and offered the Initial Bonds through December 30, 2023.  As of September 30, 2023, we had sold, net of redemptions, 16,567 Class A Bonds and 7,975 Class B Bonds for an aggregate of approximately $24.5 million in gross proceeds, and as of the termination of the offering of the Initial Bonds we had sold, net of redemptions, 16,800 Class A Bonds and 7,955 Class B Bonds for an aggregate of approximately $24.8 million in gross proceeds.

We do not have any employees. We rely on the employees of LHLS for the day- to- day operations of our business.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

As of September 30, 2023, the Company had raised $24.5 million in gross proceeds from the sale of the Initial Bonds. Proceeds from the initial offering have been applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this annual report. We experienced  a relative increase in liquidity as we received additional proceeds from the sale of Initial Bonds and a relative decrease in liquidity as we spent the net offering proceeds in connection with the operations of our company. Until required for the operation of our company or other purposes, we have kept the net proceeds of the initial offering in short-term, low risk, highly liquid, interest-bearing investments.

The Company, including Lighthouse Life Solutions, Lighthouse Life Direct, or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies; however, the Merlion Park Trust (the “Merlion Trust”) had a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that met certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee. This right of first refusal remained active until June 1, 2023.

For the year ended September 30, 2023 and September 30, 2022, we had sold $10.1 million and $9.6 million, respectively, in initial threshold purchase prices of policies to Merlion Trust.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Initial Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital, whether by us or LHLS. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

With proceeds from the initial offering, the Company grew its core business of originating and acquiring life insurance policies for the benefit of purchasers of those policies through expanded marketing and advertising of its services. The Company and its parent, LHLS, intend to seek additional capital to accomplish the goal of growing the Company’s core business

Depending on the timing and amount of proceeds received from any follow-on capital financing activity, the Company plans to continue and expand the Lighthouse Life Settlement Advisor Program, which will include the addition of employees in business development, marketing, sales and support to expand our outreach to financial professionals. The Settlement Advisor Program would add additional wholesale distribution during this period and would be supported by traditional and digital marketing to financial professionals and firms, and media communications.

The Company plans to continue to utilize direct advertising directly to policy owners and media relations.

During the years ended September 30, 2023 and September 30, 2022, the Company has purchased policies, with the intent to resell them in the short term. During the fiscal year ended September 30, 2023 and 2022, the Company purchased $863,418 and $70,122, respectively, in policy purchase price. As of September 30, 2023 and 2022, the Company held $79,362 and $0, respectively, in policy purchase price.

Operating Results

Fiscal Year Ended September 30, 2023 and Fiscal Yead Ended September 30, 2022

We operate on a fiscal year ending on September 30th. Set forth below is a discussion of our operating results for the year ended September 30, 2023 and for the year ended September 30, 2022.

Total revenue for the fiscal year ended September 30, 2023 was $1.4 million compared to $478,929 in the prior period. The increase in revenue is attributed to changes to the evaluation of opportunities through an improved health questionnaire, and increased efficiencies to identify quality leads. In addition, approximately $813,000 of revenue for the fiscal year ended September 30, 2023 was the result of the maturity of a life insurance policy. The Company has increased the number of funder relationships compared to the prior period. Prior period revenue transactions had six unique funders compared to the current period in which transactions occurred with thirteen unique funders.

Total expenses for the fiscal year ended September 30, 2023 were $5.5 million compared to fiscal year ended September 30, 2022 of $8.5 million. The decrease was primarily related to:

•

Lower customer acquisition costs (decrease of $2.0 million) compared to the fiscal year ended September 30, 2022, as a result of ceasing television advertising and increasing other cost effective direct advertising methods based on results of fiscal year 2022 marketing data; and

•	Lower payroll related costs (decrease of $579,383) compared to the fiscal year ended September 30, 2022, as a result of a decrease in headcount; and

•	Lower professional fees (decrease of $316,975) compared to the fiscal year ended September 30. 2022, as a result of a decrease in legal fees related to acquiring state viatical settlements licenses.

Net Loss for the fiscal year ended September 30, 2023 was $6.7 million compared to net loss of $10.1 million for the fiscal year ended September 30, 2022.

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Liquidity and Capital Resources

Short- Term Liquidity

We had a net loss of $6.7 million and had negative cash flows from operations of $6.0 million for the fiscal year ended September 30, 2023. As a result, we are currently funding our operations from debt. Our sole member has previously funded the Company’s operations using funds from financings and allocates operational expenses to the Company. We anticipate funding our future operations using the proceeds of a potential follow-on offering of our indebtedness (a “ Follow-On Offering”), or contributions of capital of the sole parent resulting from equity or other investments in the sole parent.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. In fact, at this relatively early stage our business the origination pipeline is volatile and thus it is currently difficult to arrive at accurate estimates of future originations and related revenue. However, as we continue to grow, we expect that this volatility will decline, and the predictability will increase.

Our short- and long- term liquidity requirements primarily consist of operating expenses and repayment of indebtedness, comprised primarily of our Initial Bonds.  We expect to meet our liquidity requirements through a combination of net cash provided by operations, remaining proceeds from the offering of the Initial Bonds, net proceeds (if any) from a Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. The Company has available financing support to the extent necessary to meet its obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements.

As of September 30, 2023, the Company has raised $24.5 million in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the year ended September 30, 2023, the Company had net contributions of $3 million of proceeds from our sole member, LHLS. As of September 30, 2023, the Company has capitalized $4.0 million of costs related to the Initial Bond offering. These costs are amortized over the life of the Initial Bonds.

During the fiscal year ended September 30, 2023, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and Series B Redeemable Preferred Stock (the “Series B Preferred”). As of September 30, 2023, LHLS raised $1.7 million and $4.5 million in sales of Series B Preferred and Series A Preferred, respectively.

As of September 30, 2023, and September 30, 2022, our sole member, LHLS had $13.4 million and $11.9 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in the offering of the Initial Bonds, LHLS repaid $1.0 million, plus interest during the fiscal year ended September 30, 2021 to its senior lender. LHLS agreed with its senior lender to make prepayments on LHLS’ debt equal to one-third of the aggregate principal amount of Initial Bonds sold in the offering in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount.  During the fiscal year ended September 30, 2023 and 2022, LHLS repaid $0 and $1.9 million, respectively, plus interest, on its debt as a result of the initial $24.5 million raised in the offering of the Initial Bonds.

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”). The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closings occurred on September 23, 2022, October 21, 2022, July 31, 2023 and October 27, 2023. The Series A Preferred has been fully funded. The Series A Preferred holder has an optional redemption at a multiple of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A Trigger Date”).  Prior to the Series A Trigger Date, the Series A holder has an optional redemption at a percentage of the original issue price per share.  Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations.

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On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50 million. LHLS may also issue up to 10,000 additional Series B Shares under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share. The Series B holder has an optional redemption at a percentage of the stated value. Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value. Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. We anticipate LHLS will utilize the proceeds to, in part, fund our operations. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of September 30, 2023, LHLS had sold $1.7 million in the Series B Offering.

Our management is not aware of any material trends or uncertainties, which may be seasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from our operations.  Our capital resources will be impacted by the timing and amount of proceeds raised in any Follow-On Offering, or available to be contributed to us by LHLS as a result of capital financing activity by our sole parent. We have not yet commenced any Follow-On Offering.  We cannot predictthe timing and amount of the capital to be raised pursuant to any Follow-On Offering, or the timing and amount of capital that may be contributed to us by LHLS, provided that, as noted above, Merlion Park Trust has indicated it will deliver us financing support to the extent necessary to meet our obligations for at least one year from the issuance date of the financial statements included in this annual report.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of Lighthouse Life Capital.

Name	Age	Position with our Company	Director/Officer Since
Michael D. Freedman	60	Chief Executive Officer*	May 31, 2018
Andrew M. Brecher	51	Chief Operating Officer*	May 31, 2018
Jennifer Felice Breen	51	Chief Financial Officer	January 4, 2021
Matt Mracek	35	Executive Vice President, Policy and Trading	October 17, 2022
Mark V. Petersen	68	Managing Director, Head of Capital Markets	April 25, 2022

* Member of the board of directors.

❖Our former Chief Distribution and Business Development Officer, Michael L. Coben resigned effective as of September 30, 2022.

Executive Officers and Directors

Set forth below is biographical information for LHLS executive officers and board of directors.

Michael D. Freedman is the Chief Executive Officer and a member of the board of directors. Michael has been a leader in the life settlement market for 17 years. He previously served as President of GWG Holdings, Inc. and its subsidiary life settlement provider GWG Life, LLC during which time the company became the second most active company in the industry. For 12 years prior, Michael led the life settlement market’s legal and regulatory development as head of Government Affairs at Coventry First. He was the driving force behind the passage of more than 60 state and federal laws that promote and regulate life settlements. Michael currently serves as Chairman of the Public Policy Council of the Life Insurance Settlement Association, and as the Executive Director of the Alliance for Senior Health Care Financing. Michael holds a Bachelor’s degree from the University of Albany and a Juris Doctorate degree from the University at Buffalo School of Law.

Andrew M. Brecher is the Chief Operating Officer and a member of the board of directors. Andrew has managed and directed operations and technology platforms in the life settlement market for more than 20 years. He was previously the Chief Information Officer at Coventry. While there, he was responsible for the design and implementation of the market’s first life settlement pricing and tracking system, and several other mission critical enterprise and business intelligence systems. He has extensive experience in all aspects of information technology, operations, infrastructure, and facilities management, on both domestic and international levels. Andrew is an expert in cyber security and disaster recovery and received a certification in Cyber Security Management from the Information Systems Audit and Control Association. He holds a BS from Syracuse University’s Whitman School of Management.

Jennifer Felice Breen is the Chief Financial Officer. Jennifer has over 20 years of expertise in financial services. Prior to joining the Company, Jennifer worked at Resource Real Estate in Philadelphia, PA, serving as Vice President and Chief Accounting Officer for the non-traded REIT’s. She began her career at KPMG, LLP, where she was a Senior Manager. She has also worked in accounting and finance roles at ACE INA Holdings, Inc., Iomega Corporation, Tekni-Plex, Inc. and AC Lordi. She holds a BS in Accounting from Rider University and an Executive MBA from the Erivan K. Haub School of Business at Saint Joseph’s University.

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Mark V. Petersen is the Managing Director, Head of Capital Markets. Mark has more than 30 years of experience in capital markets, sales and marketing, and product development. Throughout his career, he has developed, deployed, and directed distribution strategies for alternative investment programs, helping investment managers expand the diversification of their portfolios. He was previously Executive Vice President and Head of Capital Markets for GWG Holdings from 2014 to 2017 -- a time when that company was a leader in life settlements -- and has held leadership roles at Concierge for Advisors, Behringer Securities, Behringer Harvard Holdings, CNL Financial Group, Franklin Square Capital Partners, as well as other positions in retail and institutional securities sales and national account management over the past three decades. Mark received his bachelor's degree in business administration from the University of Texas at Arlington. Mark also holds an MBA in finance from Baylor University, where he served on the Board of Regents as the representative of the Baylor Bear Foundation for three years.

Matt Mracek is the Executive Vice President, Policy Acquisition and Trading. Matt has more than a decade of experience in life settlements and financial services. Most recently he worked at Abacus Life as Managing Director of their Capital Markets division, and previously served as their Director of Policy Operations, tasked with managing the portfolio management team, as well as the acquisition and servicing of their policy portfolio.  He holds a BS in Accounting from St. Cloud State University.

Set forth below is compensation information regarding LHLS’ three highest paid executive officers and directors during our 2023 fiscal year. We do not directly pay LHLS’ executive officers and directors; however a percentage of their salaries are allocated to the Company.

Director and Executive Compensation Name	Capacities in which compensations was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Michael D. Freedman	Chief Executive Officer	$312,000	$-	$312,000
Andrew M. Brecher	Chief Operating Officer	$312,000	$-	$312,000
Matt Mracek	Vice President, Policy Acquisition and Trading	$250,000	$-	$250,000

Item 4. Security Ownership of Management and Certain Security Holders

Security Ownership of Certain Beneficial Owners (10% or more)*

	Name and Address of	Amount and Nature of Beneficial
Title of Class	Beneficial Owner**	Ownership Acquirable	Percent of Class	Owned	Acquirable
Membership Interests	Michael D. Freedman	1,012	41.7%	100%	0.00%
Membership Interests	Andrew M. Brecher	844	34.8%	100%	0.00%

* Security Ownership of Beneficial Owners of the Issuer is through each individual’s ownership in LHLS. LHLS is our sole member owning 100% of our Membership Interests. Each of Messrs. Freedman and Brecher own voting common stock in LHLS as provided in the table above, resulting in corresponding beneficial interests in us.

** Unless listed, the address for each individual is 1100 E. Hector Street, Suite 415, Conshohocken, PA 19428.

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Item 5. Interest of Management and Others in Certain Transactions

We anticipate that distributions of cash may be made from us to LHLS in accordance with our operating agreement, in amounts as determined by LHLS, as our sole member, and that such amounts will be at least sufficient to pay the overhead expenses and other liabilities of LHLS. Conversely, we anticipate LHLS may make contributions to us from the proceeds of equity issued by LHLS and other financings in order to fund our operations. During the fiscal years ended September 30, 2023 and September 30, 2022, we had $3,016,919 and $(548,370), respectively of net contributions (distributions) to LHLS. Operating expenses of LHLS are allocated among the subsidiaries.

During the fiscal year ended September 30, 2023, we received provider fee revenue from a funder, Silver Oaks LLC, which is owned and operated by LHLS’s Executive Vice President, Policy Acquisition and Trading, Matt Mracek. During the year ended September 30, 2023, we originated three life insurance policies, with a combined death benefit of $400,000, which  Silver Oaks, LLC purchased. During the fiscal year ended September 30, 2023 and 2022, we received provider fee revenue of $19,100 and $0, respectively from Silver Oaks, LLC. As of both September 30, 2023 and 2022, we had no receivables due from Silver Oaks LLC.

Item 6. Other Information

None.

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Item 7. Financial Statements

Lighthouse Life Capital, LLC and subsidiaries (a Delaware limited liability company)

Consolidated Financial Statements September 30, 2023 and 2022

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of

Lighthouse Life Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lighthouse Life Capital, LLC and Subsidiaries (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of operations, member’s deficit and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As discussed in Note 5 to the consolidated financial statements, a significant portion of the Company’s expenses are allocated from its parent, LHL Strategies, Inc. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

We identified the accounting for these expense allocations as a critical audit matter due to significance of the accounting estimate as it relates to the financial statements, the significant judgment required on the part of management and subjectivity when designing audit procedures.

Our principal audit procedures related to the Company's expense allocations included the following:

•	We evaluated management's significant accounting policies and estimation percentage related to its expense allocations for reasonableness.

•	We compared total expenses and the allocation method by general ledger account to prior reporting periods.

•	Interviewed management to assess the roles and responsibilities of each employee and selected a sample of employment agreements to validate employment and personnel costs.

•	We tested the mathematical accuracy of management’s calculations.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Philadelphia, PA

January 25, 2024

F-2

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Balance Sheets

	September 30, 2023	September 30, 2022
ASSETS
CURRENT ASSETS
Cash & Cash Equivalents	$338,396	$621,373
Accounts Receivable	99,423	86,946
Prepaid Expenses	122,323	146,559
Expense Reimbursements Receivable	-	5,400
Life Insurance Policies, at Investment Method	79,362	-
TOTAL CURRENT ASSETS	639,504	860,278

OTHER ASSETS
Collateral Deposit	100,000	100,000
Restricted Cash	998,849	865,652
TOTAL OTHER ASSETS	1,098,849	965,652

TOTAL ASSETS	$1,738,353	$1,825,930

LIABILITIES

CURRENT LIABILITIES
Accrued Expenses	$4,540	$106,837
Accrued Interest, Beacon Bonds	160,547	136,860
Accounts Payable	51,305	29,532
Current Portion Beacon Bonds, net	3,432,292	-
TOTAL CURRENT LIABILITIES	3,648,684	273,229

LONG-TERM LIABILITIES
Beacon Bonds, net	18,728,616	18,460,792

TOTAL LIABILITIES	$22,377,300	$18,734,021

COMMITMENTS AND CONTINGENCIES (SEE NOTE 4)

MEMBER'S DEFICIT

MEMBER’S DEFICIT	$(20,638,947)	$(16,908,091)
TOTAL MEMBER'S DEFICIT	(20,638,947)	(16,908,091)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$1,738,353	$1,825,930

See accompanying notes and independent auditors' report

F-3

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Operations

	For the year ended	For the year ended
	September 30, 2023	September 30, 2022

REVENUES
Provider Fees	$331,683	$451,376
Gain on Policy Resale	224,518	27,553
Trading Trust Fees	863,551	-

TOTAL REVENUES	1,419,752	478,929

OPERATING EXPENSES
Compensation	2,835,759	3,415,142
Policy Premium	13,595	750
Advisor Program Referral Fee	-	3,500
Professional Fees	383,491	700,466
Regulatory Expenses	52,449	54,358
Customer Acquisition Costs	1,428,284	3,449,475
IT Fees	369,727	388,270
Occupancy	102,288	117,608
Business Insurance	72,418	105,019
Travel & Entertainment	20,075	68,345
General & Administrative	67,156	134,905
Underwriting Expense	146,021	110,952

TOTAL OPERATING EXPENSES	5,491,263	8,548,790

LOSS FROM OPERATIONS	(4,071,511)	(8,069,861)

OTHER INCOME (EXPENSE)
Gain on Redemption of Beacon Bond	17,510.00	-
Interest Income	29,242	4,456
Interest Expense	(2,723,016)	(2,018,409)
TOTAL OTHER EXPENSE	(2,676,264)	(2,013,953)

NET LOSS	$(6,747,775)	$(10,083,814)

See accompanying notes and independent auditors' report

F-4

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Member's Deficit

	For the year ended	For the year ended
	September 30, 2023	September 30, 2022

Beginning balance, Member’s Deficit	$(16,908,091)	$(6,275,907)

Contributions (Distributions), net	3,016,919	(548,370)

Net loss	(6,747,775)	(10,083,814)

Ending balance, Member’s Deficit	$(20,638,947)	$(16,908,091)

See accompanying notes and independent auditors' report

F-5

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Cash Flows

	September 30, 2023	September 30, 2022
Cash flows from operating activities:
Net loss	$(6,747,775)	$(10,083,814)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of bond issuance costs	845,650	645,239
Gain on Redemption of Beacon Bond	(17,510)	-
Changes in operating assets and liabilities:
Accounts Receivable	(12,478)	(77,971)
Expense Reimbursements Receivable	5,400	(4,900)
Life Insurance Policies, at Investment Method	(79,362)	-
Prepaid Expenses	24,237	164,371
Accrued Expenses	(102,298)	(47,799)
Accrued Interest	23,688	63,374
Accounts Payable	21,773	(647,781)
Net cash used in operating activities	(6,038,675)	(9,989,281)

Cash flows from financing activities:
Net proceeds from Beacon Bonds	3,060,466	8,129,445
Redemptions of Beacon Bonds	(188,490)	-
Capital Contributions (Distributions), net	3,016,919	(548,370)
Net cash provided by financing activities	5,888,895	7,581,075

Net decrease in cash and cash equivalents and restricted cash	(149,780)	(2,408,206)
Cash and Cash Equivalents and Restricted Cash at the beginning of period	1,487,025	3,895,231
Cash and Cash Equivalents and Restricted Cash at the end of period	$1,337,245	$1,487,025

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sums to the total of such amounts shown on the consolidated statements of cash flows:

Cash and Cash Equivalents	$338,396	$621,373
Restricted Cash	998,849	865,652
Total Cash and Cash Equivalents and Restricted Cash	$1,337,245	$1,487,025

Cash paid during the period for interest	$1,853,679	$1,309,796

See accompanying notes and independent auditors' report

F-6

Lighthouse Life Capital, LLC and subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2023 and 2022

Note 1. Nature of Operations

Our Company

Lighthouse Life Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company. Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly owned subsidiary of the Company. As of the date of formation of LHL and in connection with the transfer of ownership, the assets and liabilities of the predecessor were transferred to LHL at their carrying value on July 8, 2020.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

Liquidity

The Company was formed on July 8, 2020. The Company’s net loss was $6.7 million for the fiscal year ended September 30, 2023. The Company’s net loss was $10.1 million for the fiscal year ended September 30, 2022.

Our short and long term liquidity requirements primarily consist of operating expenses and repayment of indebtedness, comprised primarily of our Initial Bonds. We expect to meet our liquidity requirements through a combination of net cash provided by operations, remaining proceeds from the offering of the Initial Bonds, net proceeds (if any) from a Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. The Company has available financing support to the extent necessary to meet the Company’s obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements. The Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50.0 million in aggregate, of its Class A Bonds, and its Class B Bonds. As of September 30, 2023, beacon bonds, net total $22.2 million. As of September 30, 2023, $3.4 million of beacon bonds, net are recorded in short term liabilities. The total short term beacon bonds are comprised of Class B Bonds. On December 30, 2020, the offering was qualified by the SEC and requalified by the SEC on February 1, 2022 and January 9, 2023 and we continued offering the Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. As of September 30, 2023 and December 30, 2023, the Company raised $24.5 million and $24.8 million, respectively, in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the fiscal year ended September 30, 2023, the Company has net contributions of $3.0 million from our sole member, LHLS. During the fiscal year ended September 30, 2022, the Company had net distributions of $548,370 of proceeds from the sale of the Initial Bonds to our sole member, LHLS.

During the fiscal year ended September 30, 2023, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and Series B Redeemable Preferred Stock (the “Series B Preferred”). As of September 30, 2023, LHLS raised $1.7 million and $4.5 million in sales of Series B Preferred and Series A Preferred, respectively.

As of September 30, 2023 and September 30, 2022, our sole member, LHLS had $13.4 million and $11.9 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

F-7

Note 1. Nature of Operations (continued)

As a result of the initial $3.0 million raised in the offering of the Initial Bonds, LHLS repaid $1.0 million, plus interest during the fiscal year ended September 30, 2021 to its senior lender. LHLS agreed with its senior lender to make prepayments on LHLS’ debt equal to one-third of the aggregate principal amount of Initial Bonds sold in the offering in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount.  During the fiscal year ended September 30, 2023 and 2022, LHLS repaid $0 and $1.9 million, respectively, plus interest, on its debt as a result of the initial $24.5 million raised in the offering of the Initial Bonds.

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”). The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closings for the remaining $5 million occurred on September 23, 2022, October 21, 2022, July 31, 2023 and October 27, 2023. The Series A Preferred holder has an optional redemption at a multiple of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the "Series A Trigger Date”).  Prior to the Series A Trigger Date, the Series A holder has an optional redemption at a percentage of the original issue price per share. Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations.

On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50.0 million. LHLS may also issue up to 10,000 additional Series B Shares under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share. The Series B holder has an optional redemption at a percentage of the stated value.  Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of January 25, 2024, LHLS had sold $1.7 million in the Series B Offering.

F-8

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of LHL and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company provides distributions to LHLS which are then utilized to fund operational expenses allocated to the Company and its subsidiaries as contributions. As such, the Company discloses contributions and distributions as a net amount. LHLS financial statements are not included in the consolidated financial statements of LHL. As of September 30, 2023, exclusive of the Series B preferred stock and Series B preferred offering costs, LHLS has total cash of $879,241, total assets of $1.4 million and total liabilities of $14.4 million which excludes their investment in the Company. As of September 30, 2022, LHLS has total cash of $1.2 million, total assets of $1.5 million and total liabilities of $13.0 million, which excludes their investment in the Company.

Cash and Cash Equivalents

Cash and cash equivalents represent cash deposits and money market accounts held at financial institutions, all of which have maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts. Included in cash and cash equivalents as of September 30, 2023 and September 30, 2022 is $160,548 and $136,860, respectively, of cash which is reserved for the payment of bond interest expense.

The Company also has restricted cash of $998,849 and $865,652 as of September 30, 2023 and September 30, 2022, which is restricted for bond service and state licensing requirements.

Revenue Recognition

The Company typically earns revenue primarily through origination fees that are paid to the Company by the purchasers for which they originate life insurance policies. Origination fees from purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow.

The Company also earns revenue through the sale of policies on the tertiary market. Revenue from the sale of life insurance policies is recognized as of the risk transfer date. Additional revenue can be earned if a policy matures prior to being transferred to the customer.

Trading Trust

The Company has an agreement with Brighton LH Trustees, on behalf of Merlion Park Trust (“Merlion Park Trust”) to identify life insurance policies for potential purchase by a Trading Trust (the “Trading Trust”). The Company earns a fee for each policy purchased by the Trading Trust.  In addition, the Company may earn an additional fee equal to 50% of any excess proceeds resulting from policies which were sold or matured. The excess fee, if any, is calculated as 50% of all proceeds received from a policy sale or maturity, less the purchase amount paid by the Trading Trust and all Trading Trust expenses incurred for the relevant policy. Trading trust expenses could include; ordering and updating medical records, third-party life expectancy reports, costs incurred in executing purchase agreements, policy premiums, as well as a return of 8% annum on policy purchase price and trading expenses. Any excess proceeds that are calculated to be a negative amount may be deducted from future excess fees to be payable to the Company, if any. Total excess proceeds are to be paid on a quarterly basis. Trading fee revenue from transactions with the Trading Trust are recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow, which includes an estimate of the excess proceeds.

F-9

Note 2. Summary of Significant Accounting Policies (continued)

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company is excluded from the scope of ASU 2014-09, Topic 606, as revenues are within the scope of ASU 2014-11, Topic 860, "Transfers and Servicing."

Collateral Deposit and Letter of Credit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida. As of both September 30, 2023 and September 30, 2022, the Company had $100,000 as a collateral deposit with the State of Florida.

As a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois, a licensee is required to demonstrate evidence of financial responsibility equal to $125,000 through either a surety bond executed and issued by an insurer authorized to issue surety bonds in this State or a deposit of cash, certificates of deposit or securities or any combination thereof, or irrevocable letter of credit. As a result, the Company maintains $125,000 in a reserve account as collateral for a letter of credit. As of September 30, 2023 and September 30, 2022, the company had $125,358 and $125,090 respectively, in restricted cash relative to the state of Illinois letter of credit.

As a condition to be licensed by the state of New Jersey to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of New Jersey, a licensee is required to deposit $125,000 in a custodial deposit account for the benefit of the New Jersey Department of Banking and Insurance ("DOBI"), and maintain that for as long as the license is valid. As a result, the Company maintains a $127,775 deposit account for the benefit of the state of New Jersey DOBI. As of September 30, 2023 and September 30, 2022, the Company had $127,775 and $125,006, respectively, in restricted cash relative to the state of New Jersey deposit.

Debt Issuance Costs

The Company has incurred debt issuance costs in connection with the issuance of the beacon bonds. In accordance with FASB ASU 2015-03, Interest Imputation of Interest, debt issuance costs related to the sale of the beacon bonds are reported on the balances sheet as a direct reduction of the associated debt balance.

F-10

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a disregarded entity for federal purposes and as such is not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely -than -not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

Advertising Costs

Advertising costs of $1.3 million for the fiscal year ended September 30, 2023, were expensed as incurred and are included in customer acquisition costs in the consolidated statements of operations. Advertising costs of $3.3 million for the year ended September 30, 2022, were expensed as incurred and are included in customer acquisition costs in the consolidated statements of operations.

Stock Based Compensation

The Company measures compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock based awards is recognized as expense over the requisite service period using the straight line method. The Company estimates the fair value of restricted stock awards based on the fair value of the Company’s equity on the date of grant. Forfeitures are recognized as they occur.

Investment in Life Insurance Policies

ASC 325-30, Investments in Insurance Contracts, permits a reporting entity to account for its investments in life insurance policies using either the investment method or the fair value method. The Company has elected to use the investment method. Under the Investment method, the Company records the value of the policy as the direct sale price, inclusive of all direct external fees and costs associated with the purchase. All costs associated with keeping the policy enforced are also capitalized. Upon sale of the policy, a gain is recognized as revenue.

F-11

Note 2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In March 2020, FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848).” ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. The adoption of ASU 2020-04 did not have a material effect on the Company’s consolidated financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. ASU 2020-06 addresses the complexity of guidance for certain financial (convertible) instruments with characteristics of liabilities and equity. The amendments in ASU 2020-06 are effective for the Company for the fiscal year beginning after December 15, 2023. The adoption of ASU 2020-06 will not have a material effect on the Company's consolidated financial statements and disclosures.

Note 3. Life Insurance Policies

As of September 30, 2023 and 2022, the Company had purchased three and zero, respectively, of life insurance policies, which it intends to resell. As of September 30, 2023 and 2022, the carrying value of these policies was $79,362 and $0, respectively, with a total net death benefit of $700,000 and $0, respectively. Estimated premium payments and servicing fees required to maintain our current portfolio of life insurance policies in force, for the next five years, assuming no mortalities, are as follows:

	Premiums	Servicing	Total
2024	$2,246	$1,800	$4,046
2025	26,436	1,800	28,236
2026	26,846	1,800	28,646
2027	26,846	1,800	28,646
2028	26,480	1,800	28,280
	$108,854	$9,000	$117,854

A Summary of our policies organized according to their life expectancy dates, grouped by year, as of the reporting date, is as follows:

	As of September 30, 2023			As of September 30, 2022
	Number of Policies	Carrying Value	Face Value	Number of Policies	Carrying Value	Face Value
2024	-	$-	$-	-	$-	$-
2025	-	-	-	-	-	-
2026	-	-	-	-	-	-
2027	-	-	-	-	-	-
2028	-	-	-	-	-	-
Thereafter	3	79,362	700,000	-	-	-
Totals	3	$79,362	$700,000	-	$-	$-

Note 4. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Letter of Credit

As of September 30, 2023, the Company has an unused letter of credit in the amount of $125,000, which was issued as a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois. A licensee is required to demonstrate evidence of financial responsibility equal to $125,000. As a result, the Company maintains $125,000 in a reserve account as collateral for the letter of credit. As of September 30, 2023 and 2022, the Company had $125,358 and $125,090, respectively, in restricted cash.

F-12

Note 5. Related Party Transactions

LHLS has historically been responsible for financing the Company’s operations and indirectly paid a portion of operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

Payroll expense allocated to the Company by the Member consisted of the following:

	For the year ended	For the year ended
	September 30, 2023	September 30, 2022
Salary expense	$2,472,334	$2,960,050
Insurance and benefits	183,035	278,250
Payroll taxes	180,390	176,842
Total compensation expense	$2,835,759	$3,415,142

During the fiscal year ended September 30, 2023, the Company received provider fee revenue from a funder, Silver Oaks LLC, which is owned and operated by the LHLS’ Executive Vice President, Policy Acquisition and Trading, Matt Mracek. During the year ended September 30, 2023, the Company originated three life insurance policies, with a combined death benefit of $400,000, which Silver Oaks, LLC purchased. During the fiscal year ended September 30, 2023 and 2022, the Company received provider fee revenue of $19,100 and $0, respectively from Silver Oaks, LLC. As of both September 30, 2023 and 2022, the Company had no receivables due from Silver Oaks LLC.

During the fiscal year ended September 30, 2023, the Company received revenue from Merlion Park Trust, who also acts as a lender to LHLS as well as an investor in the Series A preferred stock. During the year ended September 30, 2023, the Company originated 11 life insurance policies, with a combined death benefit of $10.1 million for Merlion Park Trust. During the fiscal year ended September 30, 2023 and 2022, the Company received provider fee revenue of $168,400 and $206,670, respectively from Merlion Park Trust. During the fiscal year ended September 30, 2023 and 2022, the Company received trading trust fee revenue of $863,551 and $0, respectively from Merlion Park Trust. As of September 30, 2023 and 2022, the Company had $33,000 and $20,245, respectively, in receivables from Merlion Park Trust. As of both September 30, 2023 and 2022, the Company had no payables to Merlion Park Trust.

Note 6. Beacon Bonds and other Long Term Debt

On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Initial Bonds” at a price of $1,000 per Bond. Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC and re- qualified by the SEC February 1, 2022 and January 9, 2023 and continued offering the Initial Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. Gross Bond sales by Class as September 30, 2023 and  2022 are as follows:

	September 30, 2023	September 30, 2022
Class A 8.5% senior beacon bonds	$16,567,000	$14,113,000
Class B 6.5% senior beacon bonds	7,975,000	6,811,000
Total senior beacon bonds	$24,542,000	$20,924,000

The Initial Bonds are offered serially over a maximum period of three years starting from the date of qualification. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series.

F-13

Note 6. Beacon Bonds and other Long Term Debt (continued)

Interest on the Bonds is paid monthly at a rate of 8.5% per annum, in the case of the Class A Bonds, and 6.5% per annum, in the case of the Class B Bonds.

The Initial Bonds were issued pursuant to an Indenture, dated February 3, 2021 and supplemented by that First Supplemental Indenture dated February 17, 2021 and that Second Supplemental Indenture dated December 21, 2022 (the “Indenture”), between the Company and UMB Bank, N.A., as trustee. The Indenture contains covenants that limit the Company’s ability to incur, or permit its subsidiaries to incur, third party indebtedness that would be senior to the Initial Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Initial Bonds. Further, the Company is prohibited from selling any equity interest in any of its subsidiaries or causing any of its subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Initial Bonds. The Company is also required to maintain a bond service reserve equal to 3% of the net proceeds raised in the offering (the “Bond Service Reserve”), which will be used for payment of interest on the Initial Bonds. As of September 30, 2023 and 2022 the bond reserve account had a balance of $745,715 and $615,557, respectively. The funds subject to the Bond Service Reserve will be made available to the Company for general business purposes for one year following the termination of the initial offering.

Bondholders may redeem their Class A Bonds at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Bondholders may redeem their Class B Bonds at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem Initial Bonds in any given year pursuant to Bondholder requests for redemption is limited to 10% of the outstanding principal balance of the Initial Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Initial Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit.

The Bonds may be redeemed at the Company’s option at no penalty. If the Bonds are renewed for an additional term, the Company may redeem the Bonds at any time during such renewal period. The Company or the trustee will be required to offer to repurchase the Bonds in the event of certain changes in control. Any such redemptions or repurchases will occur at a price equal to the then outstanding principal amount of the Bonds, plus any accrued but unpaid interest.

As of September 30, 2023 and December 30, 2023, the Company has raised $24.5 million and $24.8 million, respectively, in gross proceeds from the sale of the Initial Bonds. During the fiscal year ended September 30, 2023, the Company had net contributions of $3,016,919 from our sole member, LHLS. During the fiscal year ended September 30, 2022, the Company had net distributions of $548,370 of proceeds from the sale of the Bonds to our sole member, LHLS. As of September 30, 2023, and 2022 the Company capitalized $4.0 million and $3.2 million, respectively, of costs related to the Beacon Bond offering which are net with the bonds. These costs are amortized over the life of the bonds.

F-14

Note 6. Beacon Bonds and other Long Term Debt (continued)

As of September 30, 2023 and 2022, our sole member, LHLS had $13.4 million and $11.9 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS' debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

Future contractual maturities of the Company as of September 30, 2023 are as follows:

2024	$3,501,000
2025	3,146,000
2026	8,906,000
2027	6,493,000
2028	2,496,000
Thereafter	-
$24,542,000

As a result of the initial $3.0 million raised in the offering of the Initial Bonds, LHLS repaid $1.0 million, plus interest during the fiscal year ended September 30, 2021 to its senior lender. LHLS agreed with its senior lender to make prepayments on LHLS’ debt equal to one-third of the aggregate principal amount of Initial Bonds sold in the offering in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount.  During the fiscal year ended September 30, 2023 and 2022, LHLS repaid $0 and $1.9 million, respectively, plus interest, on its debt as a result of the initial $24.5 million raised in the offering of the Initial Bonds.

Note 7. Fair Value Measures and Disclosures

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, restricted cash, accounts receivable and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The Company reports Life Insurance Policies using the Investment Method. The fair value of policies is valued using unobservable inputs based on management’s assumption of the current market valuation (Level 3). Where possible, the Company uses historical sales of similar policies to determine valuation to minimize risks in assessing fair value of policies.

The Company records Beacon Bonds Payable at carrying value.  The fair value of Beacon Bonds payable is valuated using measurable inputs at the time of sale (Level 2).

The outstanding balance and estimated fair value of the Company’s Life Insurance Policies and Beacon Bonds are as follows:

	September 30, 2023		September 30, 2022
	Outstanding Balance	Estimated Fair Value	Outstanding Balance	Estimated Fair Value
Life Insurance Policies	$79,362	$153,000	$-	$-

Beacon Bonds, net	$22,160,908	$24,542,000	$18,460,792	$20,924,000

Note 8. Concentrations

The Company has received revenue from one investor who also acts as a lender to LHLS and investor in the Series A Preferred, which in turn supports the operations of the Company. The investor had a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the investor, in exchange for a fee. This right of first refusal remained active until June 1, 2023.

The Company typically earns revenue primarily from one product/service. For the fiscal year ended September 30, 2023, the Company received 57% of its total revenue from the maturity of one life insurance policy. For the fiscal year ended September 30, 2023, the Company received 39% of all other revenue, excluding the policy from two funders. As of September 30, 2023, these funders represented 28% and 11% of all revenue other than the policy maturity.  For the year ended September 30, 2022, the Company received 84% of its total revenue from three funders. For the year ended September 30, 2022, those funders represented 43%, 31% and 10% of the Company's revenue.

Note 10. Subsequent Events

The Company has evaluated subsequent events through January 25, 2024, the date on which these financial statements were available for issuance.

On November 1, 2023, LHLS repurchased 823.946 Class A Bonds from an investor for $762,150.

As of January 25, 2024, the Company received redemption requests for 175 Class A Bonds and 25 Class B Bonds. As of January 25, 2024, the Company honored 180 Class B bond redemption requests received prior to September 30, 2023. As of January 25, 2024, the Company has paid $214,700 of redemption requests. As of January 25, 2024, the Company has redemptions payable of $138,500.

The Company has evaluated subsequent events and determined that no events have occurred, other than those disclosed above, which would require an adjustment to or disclosure in the consolidated financial statements.

F-15

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on February 8, 2021

(3)(a)	Indenture dated February 3, 2021 between Lighthouse Life Capital, LLC and UMB Bank, N.A.

(3)(b)(1)

First Supplemental Indenture, dated as of February 17, 2021, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(b)(2)	Second Supplemental Indenture, dated as December 21, 2022, between Lighthouse Life Capital, LLC and UMB Bank, N.A

(3)(c)	Form of Class A Bond, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(d)	Form of Class B Bond, as amended, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(6)

Amended and Restated Letter Agreement between Lighthouse Life Solutions, LLC and Brighton LH Trustees, LLC dated September 24, 2020, incorporated by reference to Exhibit 6 to the Company’s Offering Statement on Form 1-A filed on December 4, 2020

(9)	Letter of BBD, LLP addressed to the Securities and Exchange Commission, dated June 2, 2021; incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on June 2, 2021

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SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Lighthouse Life Capital, LLC, a Delaware limited liability company

January 25, 2024	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer
(Principal Executive Officer)

January 25, 2024	By:	/s/ Jennifer Felice Breen
	Name:	Jennifer Felice Breen
	Its:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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